File No. 73-00049

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

               (Names and addresses of foreign utility companies)

Consolidated Electric Power Asia (India) Private Limited
No. 1, Gopaljew Lane
Mathasahi, Post Taelenga Bazaar
Guttack 753009, India

Pangasinan Electric Corporation
Suite 202, CTC Building
2232 Roxas Boulevard
Pasay City
Metro Manila, Philippines

                      (Name and address of filing company)

Southern Energy, Inc. (f/k/a SEI Holdings, Inc.)
900 Ashwood Parkway - Suite 500
Atlanta, Georgia 30338


The Commission is requested to address communications to:

Thomas G. Boren, President                     John D. McLanahan, Esq.
Southern Energy, Inc.                          Troutman Sanders LLP
900 Ashwood Parkway - Suite 500                600 Peachtree Street, N.E.
Atlanta, Georgia 30338                         Suite 5200
                                               Atlanta, Georgia  30308-2216

1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

Consolidated Electric Power Asia (India) Private Limited
No. 1, Gopaljew Lane
Mathasahi, Post Taelenga Bazaar
Guttack 753009, India

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Pangasinan Electric Corporation
Suite 202, CTC Building
2232 Roxas Boulevard
Pasay City
Metro Manila, Philippines

         Southern Energy, Inc., a Delaware corporation ("SEI"), is filing this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Act and Rule 57 thereunder on behalf of the two (2) companies listed above (collectively, the "Project Companies"). SEI is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company.1

         The Project Companies are indirect subsidiaries of Consolidated Electric Power Asia Limited ("CEPA"), a Bermuda limited liability company, which is indirectly owned by SEI.2

         The following is a brief description of the two Project Companies, their principal assets, CEPA's percentage ownership interest in each Project Company, and the name of each company (other than CEPA) holding 5% or more of the equity interests in each Project Company:

         1. Consolidated Electric Power Asia (India) Private Limited. (HIRMA Project) The project in India will consist of two coal-based thermal power projects of eight units of 660 MW each (total 16 x 660 MW (net)) in the vicinity of the boundaries of the western and eastern regions in India. The first phase, which is the Hirma Project, will consist of 6 x 660 MW capacity (net) to be at the HIRMA site in the State of Orissa. The shares of the Project company are currently beneficially held by agents of Arthur Andersen on behalf of CEPA.

         2.       Pangasinan Electric Corporation.  (Sual Project)
                  The Sual Project, which is currently under construction, will consist of two 600 MW coal-fired units. These units are expected to be placed in commercial operation in 1999. CEPA indirectly holds a 96.9% interest in the Project Company.

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

         The following domestic public-utility companies, each of which is a direct or indirect wholly-owned subsidiary of Southern, are associate companies of the Project Companies:

                              Alabama Power Company
                              Georgia Power Company
                               Gulf Power Company
                            Mississippi Power Company
                     Mobile Energy Services Company, L.L.C.
                       Savannah Electric and Power Company
                      Southern Electric Generating Company


 1 See The  Southern Company, et al., Holding Co. Act Rel. No. 26468
   (February 2, 1996).
 2 CEPA and various subsidiaries of CEPA organized to hold CEPA's interests in the Project Companies qualify as "Intermediate Subsidiaries" of SEI within the meaning of the February 2, 1996 order, supra n.1.

         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with any of the Project Companies, and no such investment or contractual relationship is contemplated.

                                    EXHIBIT A
                                  Inapplicable

                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              SOUTHERN ENERGY, INC.


                             By: /s/ Tommy Chisholm
                            Tommy Chisholm, Secretary

Date:  July 29, 1998